Exhibit (a)(5)(B)

iQIYI, Inc. Announces the Results of the Repurchase Right Offer for Its 2.00% Convertible Senior Notes due 2025

BEIJING, March 31, 2023 — iQIYI, Inc. (Nasdaq: IQ) (“iQIYI” or the “Company”), a leading provider of online entertainment video services in China, today announced the results of its previously announced repurchase right offer relating to its 2.00% Convertible Senior Notes due 2025 (CUSIP No. 46267XAD0) (the “Notes”). The repurchase right offer expired at 5:00 p.m., New York City time, on Thursday, March 30, 2023. Based on information from Citibank, N.A. as the paying agent for the Notes, US$1,197,625,000 aggregate principal amount of the Notes were validly surrendered and not withdrawn prior to the expiration of the repurchase right offer. The aggregate cash purchase price of these Notes is US$1,197,625,000. The Company will accept all of the surrendered Notes for repurchase and forward cash in payment of the same to the paying agent for distribution to the applicable holders.

Materials filed with the SEC will be available electronically without charge at the SEC’s website, http://www.sec.gov. Documents filed with the SEC may also be obtained without charge at the Company’s website, http://ir.iqiyi.com/.

About iQIYI, Inc.

iQIYI, Inc. is a leading provider of online entertainment video services in China. It combines creative talent with technology to foster an environment for continuous innovation and the production of blockbuster content. It produces, aggregates and distributes a wide variety of professionally produced content, as well as a broad spectrum of other video content in a variety of formats. The Company distinguishes itself in the online entertainment industry by its leading technology platform powered by advanced AI, big data analytics and other core proprietary technologies. iQIYI attracts a daily subscriber base of more than 100 million, and its diversified monetization model includes membership services, online advertising services, content distribution, online games, IP licensing, talent agency, online literature, etc.

For further information, please contact:

Investor Relations

iQIYI, Inc.

ir@qiyi.com